JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

February 18, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295

Post-Effective Amendment No. 411

Dear Ms. White:

This letter is in response to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) that you provided with respect to Post-Effective Amendment No. 411 for the Trust filed on December 28, 2015 pursuant to Rule 485(a) in connection with the annual update of the registration statement for the JPMorgan Emerging Markets Equity Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which is currently scheduled to become automatically effective on March 1, 2016 pursuant to the Rule.

GENERAL COMMENTS

1.	Comment: Please include a “Tandy” representation in your response letter.

Response: The requested representation is included below.

PROSPECTUS COMMENTS

Main Investment Strategies

2.	Comment: Please advise whether derivatives may be counted for purposes of the Fund’s 80% test, and, if so, how they will be valued.

Response: Derivatives that have similar economic characteristics to securities or instruments that are tied economically to emerging markets may be included in the Fund’s 80% test. While the SEC specifically stated that Rule 35d-1 “would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to securities included in that basket,” the SEC did not define how economic exposure created by synthetic instruments should be measured for these purposes. To the extent that the Fund invests in derivatives and determines they should be included in its 80% test, such derivatives may be valued based on notional value or market value depending on the value that reflects the economic exposure created by the investment.

3.	Comment: Please confirm that all strategies currently expected to constitute principal investments, including derivative strategies, are listed in the summary section.

Response: All strategies currently expected to constitute principal investments are listed in the summary section.

4.	Comment: The prospectus states that “Securities and instruments tied economically to an emerging market include: …(iv) securities or other instruments that expose the Fund to the economic fortunes and risks of one or more emerging market countries.” Please supplementally confirm whether an investment in a security issued by a U.S. domiciled and traded company that sources its materials and conducts all production in an emerging market country would count toward the Fund’s 80% test and the applicability of (iv) in such analysis.

Response: Prong (iii) of the above referenced section includes “(iii) securities of issuers that derive at least 50% of their total revenues or profits from goods produced or sold, investments made, or services performed in an emerging markets country or that have at least 50% of their assets in emerging market countries.” Thus, where 50% of an issuer’s total revenues or profits are derived from goods produced in an emerging market country, an investment in such issuer would count toward the Fund’s 80% test. Prong (iv) could further include a security issued by such an issuer.

5.	Comment: Please consider whether the following disclosure is helpful to an investor in understanding the Fund’s investment strategy: “The Fund may overweight or underweight countries relative to its benchmark…” If it is not, consider deleting.

Response: Although the Fund is not an index fund, we believe that the disclosure cited above is helpful to an investor in understanding the Fund’s investment strategy because the Fund’s anticipated country exposures may differ from those of the Fund’s benchmark, resulting in differences in relative performance.

6.	Comment: The disclosure states that “The Fund may invest in securities across all market capitalizations, although the Fund may invest a significant portion of its assets in companies of any one particular market capitalization category.” Given that the Fund focuses its investments in emerging markets, consider whether the Fund should be more specific with regard to the anticipated market capitalization category. Further, please reconcile this disclosure with the inclusion of the risk factor “Smaller Cap Company Risk.”

Response: The Fund may invest in securities across all market capitalizations. At times, the Fund anticipates that it will invest a significant portion of its assets in securities issued by companies with smaller capitalizations and, therefore, we believe that the inclusion of risk disclosure related to investments in smaller companies is appropriate given the unique risks that such investments present. However, since the Fund may in the future focus its investments in companies in other categories of capitalization, we do not believe that modification of the above referenced strategy disclosure would be appropriate at this time.

7.	Comment: Please supplementally explain what is meant by “the efficient management of cash flows.”

Response: In order to attain optimal investment exposure at times when it would otherwise be unavailable, the Fund may utilize exchange-traded futures, which may help to provide increased flexibility with respect to managing cash. This can be particularly useful following the receipt of large investments in the Fund while the Fund seeks to invest the proceeds in appropriate securities or in addressing redemption orders.

8.	Comment: Please clarify whether “country specialists” are employees of the Fund’s adviser and supplementally explain the differences in roles between “country specialists” and “research analysts” or, alternatively, consider harmonizing the references.

Response: Country specialists are employees of the adviser. In response to the comment, the disclosure will be modified to uniformly refer to research analysts.

9.	Comment: The disclosure states that “The portfolio managers are primarily responsible for implementing the recommendations of the country specialists, who make their recommendations based on the security ranking system.” Please consider whether it would be helpful to add the phrase “described below” at the end of such sentence. If not, please consider adding additional detail to describe such “security ranking system.”

Response: In response to the comment, the disclosure will be modified to add the phrase “described below.”

Main Investment Risks

10.	Comment: Does the Fund currently invest in contingent convertible securities as a principal strategy? If so, please include the relevant risk factor.

Response: The Fund does not currently invest in contingent convertible securities as a principal strategy.

More About the Funds

11.	Comment: Please harmonize the table preceded by the language “The main investment strategies for the Fund are summarized above. The Fund will invest primarily in equity securities as described above. These equity securities may include:” with the strategies as described in the summary section. To the extent that any additional principal investments are added, please consider whether the addition of corresponding risk factors would be appropriate.

Response: In response to this comment, the disclosure will be modified.

12.	Comment: In the section “Main Risks,” the headings for certain risk factors are bolded while the headings for others are not, please consider harmonizing.

Response: In response to this comment, the disclosure will be modified.

13.	Comment: Based on the Fund’s investments, please consider adding “Privately Placed Securities Risk” as a “Main Risk”.

Response: The Fund does not believe that this constitutes a principal risk at this time. Therefore, the Fund respectfully declines to make this change.

Additional Historical Performance Information

14.	Comment: In the last sentence, please consider replacing the term “have” with the term “had.”

Response: In response to this comment, the disclosure will be modified.

Selling Fund Shares

15.	Comment: Please consider adding additional disclosure regarding redemptions in-kind. In particular, please consider adding disclosure regarding in-kind securities potentially being subject to brokerage or other charges upon converting to cash.

Response: The Fund will add disclosure in response to the comment.

Frequent Trading Policy

16.	Comment: The section refers to the policies of various funds not included in the prospectus which allow for short-term trading. Please consider whether such references are appropriate.

Response: The Fund believes that such disclosure is helpful to investors in understanding the details of the J.P. Morgan Funds’ frequent trading policy, and thus, is appropriately included.

Risk and Reward Elements for the Fund

17.	Comment: Please consider removing references to strategies not applicable to the Fund.

Response: The Fund plans to consider the applicability of the disclosures in this section in the filing pursuant to 485(b) following the inclusion of other funds to be added to the prospectus for purposes of the filing.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

Non-Fundamental Investment Policies

18.	Comment: Please consider whether policy (3) conflicts with policy (4).

Response: Policy (4) further restricts policy (3), but the two policies do not conflict with each other. While policy (3) limits the Fund’s investment in other investment companies to those permitted by the Investment Company Act of 1940, as amended, or any order pursuant thereto, policy (4) removes the Fund’s ability to rely on Section 12(d)(1)(F) or 12(d)(1)(G) in making such purchases.

In connection with your review of the Post-Effective Amendment No. 411 filed by the Trust on December 28, 2015, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the Staff, if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope the Staff finds this letter responsive to its comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory Samuels
Gregory Samuels
Assistant Secretary